Exhibit 99.9

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2025 of Cenovus Energy Inc. of our report dated February 18, 2026, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.3 incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statements on Form F-10 (File No. 333-291853), Form S-8 (File Nos. 333-163397, 333-251886 and 333-283967) and Form F-3D (File No. 333-202165) of Cenovus Energy Inc. of our report dated February 18, 2026 referred to above. We also consent to the reference to us under the heading "Interests of Experts" in the Annual Information Form, filed as Exhibit 99.1 to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

Chartered Professional Accountants

Calgary, Alberta, Canada February 19, 2026

PricewaterhouseCoopers LLP
Suncor Energy Centre, 111 5th Avenue South West, Suite 2900, Calgary, Alberta, Canada T2P 5L3
T.: +1 403 509 7500, F.: +1 403 781 1825
Fax to mail: ca_calgary_main_fax@pwc.com

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.